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                                                     UNITED STATES
                                           SECURITIES AND EXCHANGE COMMISSION
                                                Washington, D.C. 20549


                                                      FORM 12b-25

                                                                                                    -----------------------------
                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                              1-12687
(Check One):  |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR                -----------------------------
                                                                                                    -----------------------------
                                                                                                             CUSIP NUMBER
     For Period Ended:  APRIL 30, 1997                                                                       449515 30 3
                                                                                                    -----------------------------
     [ ] Transition  Report on Form 10-K [ ] Transition  Report on Form 20-F [ ]
     Transition  Report  on Form  11-K [ ]  Transition  Report  on Form 10-Q [ ]
     Transition Report on Form N-SAR
     For the Transition Period Ended: ___________________________________________________________________________________________

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         Nothing in this form shall be  construed  to imply that the  Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant
                                   IFS INTERNATIONAL, INC.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

                                   185 JORDAN ROAD, TROY, NY 12180
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons  described  in  reasonable  detail in Part III of this
        |     form could not be eliminated without unreasonable effort or
        |     expense;
        |
|X|     | (b) The subject annual report, semi-annual report, transition report
        |     on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion
        |     thereof, will be filed on or before the fifteenth calendar day
        |     following  the prescribed due date; or the subject quarterly
        |     report or transition report on Form 10-Q, or portion thereof will
        |     be filed on or before the fifth calendar day following the
        |     prescribed due date; and
        |
        | (c) The accountant's statement or other exhibit required by Rule
        |     12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Executive Officers of the Company are currently under negotiations with a financial institution to obtain permanent financing for the Company's new facility. These negotiations have required the attention of such Officers and have not allowed such Officers to review Form 10-KSB for April 30, 1997 for which this notification is being filed. In addition, such Officers have also been involved with renovations with respect to the new facility.
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PART IV--OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification
          CARMEN A. PASCUITO                                     518                                     283-7900
    --------------------------------------------  -------------------------------  -------------------------------------------------
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). |X| Yes |_| No
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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    It is anticipated that the net income for the year ended April 30, 1997 will be approximately $288,000 as compared to a net loss of $48,380 for the year ended April 30, 1996.

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                             IFS INTERNATIONAL, INC.
                                        ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

               JULY 29, 1997                                                         /S/ CARMEN A. PASCUITO
Date _____________________________________                                   By_____________________________________________________
                                                                                         CARMEN A. PASCUITO, CONTROLLER, SECRETARY

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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